Filed Pursuant to Rule 253(g)(2)

File No. 024-12264

SUPPLEMENT NO. 2 DATED JANUARY 4, 2024

TO THE OFFERING CIRCULAR DATED JUNE 14, 2023

MASTERWORKS 283, LLC

This Supplement No. 2 dated January 4, 2024 (this “Supplement”), supplements the Offering Circular of Masterworks 283, LLC dated June 14, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on May 26, 2023 and qualified on June 8, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the issuance and vesting of shares earned by Masterworks in respect of management services (“Management Shares”). In particular:

●	Beginning January 4, 2024 (the “Effective Date”), instead of the Administrator earning Management Shares in the form of Class A preferred shares of the Company as disclosed in the Offering Circular, management fee equity will be issued by the segregated portfolio of Masterworks Cayman, SPC that holds title to the Artwork (the “Segregated Portfolio”) in the form of SPC Preferred shares. The SPC Preferred shares will be exchangeable for Class A ordinary shares and will effectively have the same rights and preferences as the Class A preferred shares. The terms and rights of each share class of the Segregated Portfolio following the Effective Date can be found in the table on page 2 of this Supplement.

●	As of the Effective Date, Management Shares are not subject to vesting and all disclosure in the Offering Circular relating to the vesting of the Management Shares does not apply to the Company. In addition, any Management Shares that remained subject to vesting as of December 31, 2023 accelerated vesting to December 31, 2023.

For the avoidance of doubt, any Management Shares that have been issued to Masterworks for management services related to the Company prior to the Effective Date will remain in the form of Class A preferred shares of the Company.

The Operating Agreement of the Company and the Management Services Agreement to which the Company is party (collectively, the “Agreements”) have been amended to reflect the changes noted above. The form of Agreements, along with the Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC and Form of Designation of SPC Ordinary shares and SPC Preferred shares, are attached to a Form 1-U filed by the Company on the date hereof and this Supplement should be read in conjunction therewith.

Description of each Segregated Portfolio Share Class

The following table further describes the economic rights of each share class of the Segregated Portfolio following the Effective Date:

Share Class	Summary of Economic Rights

SPC Ordinary shares	100% of the SPC Ordinary shares are held by the Company and at all relevant times the number of outstanding SPC Ordinary shares held by the Company shall equal the number of outstanding Class A shares of the Company. The SPC Ordinary shares represent a 100% residual economic ownership interest in the segregated portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any.

SPC Preferred shares	The SPC Preferred shares have $20.00 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork in an amount up to $20 per share before any payment is made in respect of the SPC Ordinary shares. The SPC Preferred shares are exchangeable into Class A shares of the Company at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares of the Company on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), Masterworks, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares of the Company on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), Masterworks would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.